FORM OF
EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (“Expense Limitation Agreement”) is made and entered into effective as January 30, 2014 by and between the Vertical Capital Investors Trust, a Delaware statutory trust (the “Trust”), on behalf of its series portfolio, the Vertical Capital Innovations MLP Fund (the “Fund”), and Vertical Capital Asset Management, LLC, a Delaware limited liability company (the “Advisor”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust (“Trust Instrument”) and is registered under the Investment Company Act of 1940 as an open-end management investment company; and

WHEREAS, the Fund is a series of the Trust; and

WHEREAS, the Fund and the Advisor have entered into an Investment Advisory Agreement dated January 30, 2014 (“Advisory Agreement”), pursuant to which the Advisor provides investment advisory services to the Fund; and

WHEREAS, the Fund and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund, and, therefore, have entered into this Agreement, in order to maintain the Fund’s expense ratios within the Operating Expense Limit, as defined below;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Expense Limitation.

(a)
Applicable Expense Limit.  To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Advisor (but excluding interest, taxes, brokerage commissions, borrowing costs, fees and expenses of other investment companies in which the Fund invests, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) incurred by the Fund in any fiscal year (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Advisor.  Additionally, in determining the Fund Operating Expenses, expenses that the Fund would have incurred but did not actually pay because of expense offset or brokerage/services arrangements shall be added to the aggregate expenses so as not to benefit the Advisor.

(b)	Operating Expense Limit. The Fund’s maximum operating expense limit (“Operating Expense Limit”) in any year shall be 1.50% of the average daily net assets of the Fund.

(c)
Method of Computation.  To determine the Advisor’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for the Fund shall be annualized as of the last day of the month.  If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of the Fund, the Advisor shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit.  If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Advisor shall also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

(d)
Year-End Adjustment.  If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Advisor to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

2.	Term and Termination of Agreement.

This Agreement shall continue in effect until January 31, 2016 and shall thereafter continue in effect from year to year for successive one-year periods unless terminated as provided in this paragraph.  This Agreement may be terminated, without payment of any penalty, by: (i) the Trust at any time, so long as such action has been authorized by resolution of a majority of the Trustees who are not party to this Agreement or “interested persons” of the Trust, as defined in the Investment Company Act of 1940, or by a vote of a majority of the outstanding voting securities of the Trust; and (ii) by the Advisor upon thirty days’ prior written notice to the Trust at its principal place of business, such termination to be effective as of the close of business on the last day of the then-current one-year period.  In addition, this Agreement shall terminate with respect to the Fund upon termination of the Advisory Agreement.

3.	Miscellaneous.

(a)	Captions. The captions in this Agreement are included for convenience only and in no other way define or delineate any provisions hereof or otherwise affect their construction or effect.

(b)
Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or by-laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

(c)
Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the Investment Company Act of 1940, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the Investment Company Act of 1940.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

VERTICAL CAPITAL INVESTORS TRUST
On behalf of Vertical Capital Innovations MLP Fund

By:
Name:	Theo Harper Pitt, Jr.
Title:	Independent Trustee and Chairman

VERTICAL CAPITAL ASSET MANAGEMENT, LLC

By:
Name:	A. Bayard Closser
Title:	President